Exhibit 99.1
LJ International Reports Rising Revenues and EPS in Q4 and FY 2010
Earnings Are Driven by Sharp Growth in Retail Division
HONG KONG—(Marketwire — 03/29/11) — LJ International Inc. (LJI) (NASDAQ:JADE — News)
HIGHLIGHTS:
•	RETAIL DIVISION EXPERIENCES 48% Q4 SALES GAIN AND 155% RISE IN OPERATING INCOME

•	OVERALL REVENUES RISE 15% FOR Q4 AND 27% FOR 2010, SURPASSING QUARTERLY AND ANNUAL GUIDANCE

•	Q4 EPS RISES 56% YEAR-OVER-YEAR

•	EQUITY RAISE AND CREDIT LINES ENHANCE BALANCE SHEET — WORKING CAPITAL EXCEEDS $100M
LJ International Inc. (LJI) (NASDAQ:JADE — News) today reported financial results for the fourth quarter and fiscal year ended December 31, 2010. Revenues, operating profit, net income, and earnings per share all rose during both periods at double-digit percentage rates, spurred by sharply rising sales from the Company’s ENZO retail chain in China.
Key financial results are summarized as follows:
Overall revenues in the fourth quarter of 2010 were $45.0 million, up 15% from $39.1 million a year earlier. Total revenues for 2010 totaled $140.5 million, up 27% from $110.5 million in 2009. Fourth quarter 2010 revenues exceeded earlier guidance of approximately $42.5 million.
Retail revenues totaled $24.7 million in the fourth quarter of 2010, up 48% from $16.7 million a year earlier. Retail revenues for all of 2010 totaled $78.9 million, up 55% from $50.8 million in 2009.
Wholesale revenues totaled $20.3 million in the fourth quarter of 2010, down 9% from $22.4 million in the fourth quarter of 2009. Wholesale revenues for all of 2010 were $61.7 million, a 3% increase from $59.7 million in 2009.
Overall operating income was $5.6 million in the fourth quarter of 2010, up 109% from $2.7 million a year earlier. For all of 2010, overall operating income was $14.3 million, a 209% increase from $4.6 million in 2009.
Retail operating income was $4.2 million in the fourth quarter of 2010, up 155% from $1.7 million a year earlier. For the full year 2010, operating income increased 155%, to $11.6 million from $4.5 million in 2009.
Wholesale operating income was $2.1 million in the fourth quarter of 2010, up 7% year-over-year. For 2010, wholesale operating income continued to be profitable, increasing 145% to $4.5 million from $1.8 million in 2009.

Please note that overall operating income includes retail and wholesale totals with an adjustment for corporate expenses.
Net income for LJI in the fourth quarter of 2010 was $4.0 million, or $0.14 per fully diluted share, up 56% on a per-share basis from $2.2 million, or $0.09 per share, in 2009. Full-year net income for 2010 was $13 million, or $0.49 per fully diluted share, up from $3.7 million, or $0.15 per share, in 2009. Please note that net income for 2010 excludes a non-recurring gain of $1.6 million on the sale of investment property in the third quarter of 2010. EPS for 2010 was $0.43 per share.
2010 Retail Expansion is Paying Off — Management Comments on Accelerated Retail Expansion, Increased Brand Marketing, and Capital Resources
“LIJ’s latest financials reflect the major acceleration of ENZO store openings,” said LJI Chairman and CEO, Yu Chuan Yih. “In 2008, ENZO underwent an evaluation phase to better streamline operations and increase efficiencies. Starting in Spring 2010, LJI’s ENZO retail division resumed its rapid expansion plan. By year end 2010, a net total of 38 new locations were opened, bringing ENZO’s total count to 133 stores. Retail revenues have increased accordingly. A gratifying outcome is reflected in greater retail operating margins and profits as well as companywide net income. New retail stores are quickly reaching profitability and contributing to the sharp improvement in LJI’s overall operating results.”
“In keeping with our efforts to support retail expansion, particular effort was placed on ENZO’s marketing and branding strategy. Special promotional events, store opening celebrations, and integrating ENZO jewelry into fashion and makeup trends were activities sponsored by LJI to bring ENZO to the forefront of consumers. In October 2010, a CBNweekly consumer survey rated ENZO one of the most desired luxury brands for jewelry. In the categories ‘brand recognition’ and ‘demonstrated buyer preference,’ ENZO placed fourth, preceded only by Cartier, Tiffany and Bulgari. We are proud to showcase ENZO and pleased that both the industry and consumers continue to respond enthusiastically,” stated Mr. Yih.
Mr. Yih summarized, “The year 2010 also included a significant strengthening to LJI’s capital resources and balance sheet. During 2010, LJI raised approximately $38 million of new capital through equity and bank lines of credit. With a solid financial foundation and continued profitability for both retail and wholesale divisions, LJI remains on track to reach the previously announced goal of having 200 ENZO stores open by year end 2011.”
Margins Rise Across the Board
LJI’s gross profit in the fourth quarter of 2010 was $17.5 million, or 39% of revenues, compared to $12.1 million, or 31% of revenues, in 2009. The margin increase was due largely to the greater share of revenues from the ENZO retail division, which has higher margins than the wholesale division. It should be noted, however, that revenue margins rose within each division. For the ENZO retail division, gross margins for the fourth quarter 2010 rose to 54% from 47% a year earlier. Wholesale gross margin rose to 21% from 19% a year earlier.
For all of 2010, gross profit companywide was $54.8 million, or 39% of revenues, compared to $38.4 million, or 35% of revenues, in 2009. Retail gross margins rose in 2010 to 53% from 52% in 2009. Wholesale gross margins rose to 21% from 20% in 2009.

Operating margins rose year-over-year, spurred by both the increase in gross margins and reductions (relative to revenues) of selling, general and administrative (SG&A) expenses. For the fourth quarter of 2010, the operating margin was 12% of revenues, up from an operating margin of 7% a year earlier. SG&A expenses fell to 14% of revenues from 15% a year earlier. This drop was offset partially by an increase in rental expenses year-over-year to 10% of revenues, from 8% a year earlier. For all of 2010, SG&A expenses were 16% of revenues, down from 18% in 2009. Rental expenses held steady at 10% in both 2009 and 2010.
Balance Sheet Strengthens with New Capital Infusion
Aided by approximately $38 million from two new bank lines of credit and a private placement share issue — all finalized and announced in the fourth quarter of 2010 — LJI ended 2010 with additional strength to an already solid balance sheet. Cash and equivalents totaled $13 million on December 31, 2010, or $0.45 per outstanding share, up from $11.3 million at the end of 2009. Working capital (current assets minus current liabilities) rose to $100.6 million at the end of 2010, up from $77.6 million at the end of 2009. Long-term debt fell to $1.7 million from $2.3 million a year earlier.
Company Projects Over 50% Rise in Revenues and Net Income in Q1 2011
In guidance for the first quarter ending March 31, 2011, LJI said it expects revenues to total approximately $40 million, an increase of 48% from the first quarter of 2010. Retail revenues are projected to rise 52% year-over-year to approximately $25 million. Wholesale revenues are expected to rise 44% to approximately $15 million. Net income is expected to be approximately $3 million or $0.10 per fully diluted share in the first quarter of 2011. This figure is an increase of 60% year-over-year.
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ:JADE — News) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.
Contacts

Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons / Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cgc-us.com
rcooper@cgc-us.com

LJ INTERNATIONAL INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009
	US$	US$	US$	US$

Operating revenue	45,046	39,166	140,548	110,523
Costs of goods sold	(27,505)	(27,017)	(85,737)	(72,173)

Gross profit	17,541	12,149	54,811	38,350

Operating expenses
Selling, general and administrative expenses	(11,065)	(9,013)	(37,303)	(31,039)
Net loss on derivatives	(178)	—	(476)	(503)
Depreciation	(748)	(484)	(2,779)	(2,197)

Operating income	5,550	2,652	14,253	4,611

Other revenue and expense
Interest income	23	5	69	147
Gain on currency translation	482	—	643	—
Gain on sales of securities	—	—	258	—
Gain on disposal of property held for lease	—	—	1,635	—
Interest expenses	(292)	(202)	(978)	(842)

Income before income taxes and noncontrolling interests	5,763	2,455	15,880	3,916
Income taxes expense	(1,765)	(205)	(2,877)	(231)

Net Income	3,998	2,250	13,003	3,685
Net (income) loss attributable to noncontrolling interest	(1)	(9)	(9)	4

Net income attributable to LJ International Inc. common shareholders	3,997	2,241	12,994	3,689

Earnings per share:
Basic	0.14	0.09	0.51	0.16
Diluted	0.14	0.09	0.49	0.15

Weighted average number of shares used in calculating diluted earnings per share	29,293,340	24,734,382	26,656,995	24,101,854

LJ INTERNATIONAL INC. CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of	As of
	December 31,	December 31,
	2010	2009
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	13,048	11,282
Restricted cash	11,009	6,425
Trade receivables, net of allowance for doubtful accounts	25,889	21,679
Available-for-sale securities	2,344	2,360
Inventories	107,666	81,401
Prepayments and other current assets	3,635	1,861

Total current assets	163,591	125,008
Properties held for lease, net	419	717
Property, plant and equipment, net	10,115	6,400
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	175,757	133,757

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts	2,879	2,908
Notes payable	10,720	5,551
Capitalized lease obligation, current portion	48	98
Letters of credit, gold loan and others	21,539	13,481
Derivatives	571	—
Trade payables	19,172	18,545
Accrued expenses and other payables	5,555	5,354
Income taxes payable	2,255	1,147
Deferred taxation	268	310

Total current liabilities	63,007	47,394
Notes payable, non-current portion	1,621	2,244
Capitalized lease obligation, non-current portion	30	78

Total liabilities	64,658	49,716

Equity
Common stocks, par value US$0.01 each, Authorized 100 million shares; Issued 29,153,672 shares as of December 31, 2010 and 23,768,672 shares as of December 31, 2009	292	238
Additional paid-in capital	69,941	56,675
Accumulated other comprehensive income	837	102
Retained earnings	39,851	26,857

Total LJ International Inc. shareholders’ equity	110,921	83,872
Noncontrolling interest	178	169

Total equity	111,099	84,041

Total liabilities and equity	175,757	133,757